EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies decides the distribution of a second interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to 2025

On July 22, 2026, the Board of Directors of the Company (the “Board of Directors”) met under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided the distribution of a second interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to the three interim dividends and final dividend paid for fiscal year 2025 and equal to the first interim dividend paid for fiscal year 2026.

This increase is in line with the shareholder returns policy announced by the Board of Directors, which prioritizes dividend growth reflecting the Company's cash flow growth.

This interim dividend will be detached and paid in cash exclusively, according to the following timetable:

	Euronext	NYSE
Ex-dividend date[1]	December 31, 2026	December 31, 2026
Payment date[2]	January 5, 2027	January 22, 2027

United Arab Emirates: TotalEnergies Announces Final Investment Decision for the Umm Shaif Gas Cap Development

On July 21, 2026, TotalEnergies announced the Final Investment Decision (FID) for the Umm Shaif Gas Cap development in the Umm Shaif and Nasr offshore concession, in which the Company holds a 20% interest alongside ADNOC (60%), CNPC (10%) and ENI (10%), with ADNOC Offshore as operator.

Umm Shaif is Abu Dhabi’s oldest offshore field, producing since 1962. The project is expected to unlock by 2030 more than 600 million cubic feet per day of gas production while maximizing condensate recovery, through the development of the gas cap resources located above the field’s oil reservoirs. By leveraging synergies with existing offshore facilities and clean power from the UAE grid, Umm Shaif Gas Cap is designed to minimize costs and limit emissions. Furthermore, the project has the potential to increase gas production to up to 1.5 billion cubic feet per day in the future, further supporting the UAE’s long-term gas growth strategy.

Building on the successful award of the Umm Shaif and Nasr concession in 2018 for a 40-year term, this development further illustrates TotalEnergies’ contribution as Asset Lead, alongside ADNOC and its partners, to unlocking additional value from the existing concession while advancing Abu Dhabi’s gas resources and strengthening the UAE’s integrated gas value chain.

Renewables: TotalEnergies Divests its Distributed Solar Generation Activities in Europe

On July 9, 2026, in line with its strategy to refocus its renewable development on large utility-scale solar and wind farms in order to benefit from economies of scale, TotalEnergies announced that it has completed the divestment of all its distributed solar assets (around 170 MW), mainly rooftop installations, across 7 European countries (France, Belgium, the Netherlands, Spain, Portugal, the United Kingdom and Luxembourg) to Amarenco and AMPYR Distributed Energy. The Company has thus ended its distributed generation activities in these countries.

Distributed generation involves the development of projects generally below 3 MW, for which TotalEnergies’ business model is less suited than for large utility-scale power plants that offer economies of scale.

Amarenco and AMPYR Distributed Energy are expected to continue to operate the assets in order to ensure continued supply to customers. This divestment is expected to have no impact on TotalEnergies’ pace of development in renewables, as the Company installed 8 GW of gross renewable capacity in last twelve months, reaching 35 GW of gross capacity at end-March 2026, and aims to maintain this annual pace through to 2030 to reach more than 75 GW.

1 As a reminder, the record date for shares listed on the NYSE is December 31, 2026.

2 The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on January 14, 2027. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/investors/shares-and-dividends/dividends). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from December 30, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on January 5, 2027.

Mexico: TotalEnergies Ships to Asia the Very First Cargo Produced by the ECA LNG Plant

On July 9, 2026, TotalEnergies shipped to Asia the very first cargo from ECA LNG Phase 1, a liquefied natural gas (LNG) export terminal currently under commissioning on Mexico’s Pacific Coast, in Baja California. TotalEnergies, which holds a 16.6% stake in the project alongside operator Sempra Infrastructure, will offtake 1.7 million tons per year (Mtpa) of LNG for 20 years from the start of commercial operations. TotalEnergies is expected to be the sole offtaker of LNG during the ramp-up phase.

An LNG plant ideally positioned to serve Asian markets

ECA LNG Phase 1 consists of a single-train liquefaction facility with a nameplate LNG capacity of 3.25 million tons per annum (Mtpa), supplied with U.S. feed gas sourced from the Permian Basin in Texas and New Mexico. ECA LNG has leveraged synergies with the existing regasification plant to optimize construction costs. A second larger phase is also under development at the same site.

Thanks to its strategic location on Mexico’s west coast, ECA LNG enables U.S. natural gas to be exported to Asia and other Pacific Basin markets via the shortest maritime route, reducing transportation times and costs. The project is expected to reach substantial completion in the summer 2026, with long-term LNG sales agreements taking effect shortly thereafter as the facility enters commercial operations.

Malaysia: TotalEnergies Divests its Minority Non-Operated Interest in Marjoram Gas Field

On July 2, 2026, TotalEnergies announced the divestment to INPEX of its 85% interest in Block 2E offshore Malaysia, representing a net interest of 8.5% in the Marjoram gas field currently under development, for a consideration of USD 350 million.

Through this transaction, TotalEnergies crystallizes the full value of this minority interest in a non-operated gas project, to focus on its operated portfolio and strategic growth opportunities in Malaysia.

Capital increase reserved for employees of TotalEnergies in 2026

On June 26, 2026, in accordance with its policy in favour of employee shareholding, the Board of Directors of TotalEnergies SE decided, on September 24, 2025, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the fifteenth resolution at the Shareholders’ Meeting of May 23, 2025.

On May 19, 2026, the Chairman and CEO set (i) the subscription period from June 3 to June 17, 2026 (included) and (ii) the subscription price at 62.00 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 59,366 employees in 97 countries, representing more than 50% of the eligible employees and former employees, subscribed to this capital increase for an amount of 310.5 million euros.

As a result, 5,548,563 new shares were issued on June 26, 2026. They carry immediate dividend rights and are expected to be fully assimilated with TotalEnergies shares already listed on Euronext and on the NYSE.

Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, is estimated at 7.6% of the Company’s share capital as of June 26, 2026.

United Arab Emirates: TotalEnergies Enters in the Bab Gas Cap Concession

On June 24, 2026, TotalEnergies signed its entry into the Bab Gas Cap Concession in Abu Dhabi, with a 10% interest, alongside ADNOC (60%), bp (10%), CNPC (8%), JODCO/INPEX (5%), ZhenHua (4%) and GS Energy (3%).

This new concession, operated by ADNOC Onshore, is expected to enable the partners to develop the large gas cap resources of the Bab onshore field, with a target production rate of 1.5 billion cubic feet per day. It builds on the 2015 renewal for 40 years of the Onshore oil concession (formerly ADCO).

Since then, TotalEnergies, alongside ADNOC and its partners, worked to advance the development of the Bab Gas Cap, which represents a significant growth opportunity. The project also aligns with Abu Dhabi’s strategy to expand both its liquids production from condensates and its gas output while reinforcing its LNG value chain, notably the Ruwais LNG project, in which TotalEnergies also holds 10% interest.

VivaTech: With MethaneLive, TotalEnergies uses data to support methane emissions reduction

On June 18, 2026, on the occasion of VivaTech’s 10th anniversary, TotalEnergies showcased MethaneLive, its new global methane emissions monitoring center. It leverages real-time data and advanced algorithms to detect, measure, and analyze emissions with a view to reducing them.

In 2025, TotalEnergies deployed permanent, real-time methane emissions monitoring through the installation of 13,000 sensors across all its operated onshore and offshore Upstream sites. The Company is currently the only one in the industry to have deployed such a system across its operated assets.

These sensors generate a large volume of data. By combining advanced digital tools with the expertise of MethaneLive teams, this data is analyzed in real time to alert operators, identify the root causes of anomalies, and recommend the most appropriate corrective actions.

Since its launch in early 2026, MethaneLive detected 35 fugitive methane emissions at various facilities—emissions that would have been difficult to identify without real-time data analysis—and enabled their correction through targeted maintenance operations.

This foundation now enables the deployment of agentic AI solutions to go further, by more effectively targeting the highest-emitting equipment and improving the detection of fugitive emissions.

Recognizing the central role of the Oil & Gas sector in global methane emissions, TotalEnergies has been committed to reducing them for many years. Since 2022, the Company has been committed to aiming for near-zero methane emissions at its operated Upstream sites by 2030. This ambition is built on two pillars: accurately measuring methane emissions and relentlessly reducing them.

Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026: Approval of all the resolutions supported by the Board of Directors

On May 29, 2026, the Combined Shareholders’ Meeting of TotalEnergies SE was held on May 29, 2026, under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions supported by the Board of Directors, including in particular:

Approval of the 2025 financial statements and payment of a dividend of €3.40 per share for that fiscal year,

●	Renewal of a three-year term as Directors for Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert,
●	Appointment of a three-year term for Mr. Slavomir Krupa as Director,
●	Approval of the compensation policy applicable to directors,
●	Approval of the compensation components paid during 2025 or allocated for that year and of the compensation policy applicable in 2026 to the Chairman and Chief Executive Officer,
●	Various delegations of competence and financial authorizations granted to the Board of Directors,
●	The amendments of the Corporation’s Articles of Association concerning the age limits for the functions of Chairman and of Chief Executive Officer.

In addition, as part of a formal item put on the agenda, the Shareholders’ Meeting discussed the report on the implementation of the Corporation's ambition with respect to sustainable development and the energy transition.

The final results of the votes as well as the presentations made to shareholders are available on the totalenergies.com website.

France: TotalEnergies Files for Authorization of Its Giant Centre Manche Énergies Offshore Wind Project

On May 28, 2026, eight months after being awarded the project by the French State, TotalEnergies’ wholly owned project company Centre Manche Énergies has officially applied for the Single Authorization of the 1.5 GW offshore wind farm, which is expected to be sited off the coast of Normandy. This marks a significant milestone in the development of one of France’s largest renewables project.

Finalization of the initial surveys

In line with regulatory requirements, the application includes technical and environmental surveys, a preliminary design for the wind farm, and the planned installation program. The environmental impact assessment takes account of the findings of the aforementioned surveys, regular discussions with government departments, and the contributions gathered through the consultation process carried out with regional stakeholders.

The project’s next steps

The permitting process is now entering a new phase, starting with completion of the dossier followed by its examination by the government. At the same time, Centre Manche Énergies is expected to pursue consultation with local officials, environmental organizations, seafarers, and the public to ensure the project is well integrated into the region’s economy and community.

A major French electricity project

Located more than 40 km off the Normandy coast, this is expected to be one of the largest renewables project ever developed in France. Once built, it is expected to generate around 6 TWh per year and supply enough green electricity to power more than one million French homes.

The project represents an investment of €4.5 billion and is expected to generate significant economic benefits for the local region, employing up to 2,500 people during the three-year construction phase. TotalEnergies also plans to make use of the local workforce, which has specialist expertise in the offshore wind sector.

The project is expected to also benefit European industry, as TotalEnergies intends to focus sourcing on European suppliers, particularly for wind turbines and electric cables.

Capital increase reserved for employees of TotalEnergies in 2026

On May 22, 2026, in accordance with its policy in favor of employee shareholding, TotalEnergies SE (the “Corporation”) is implementing its annual capital increase reserved for employees and former employees of the TotalEnergies company (the “Company”). Through this operation, TotalEnergies SE intends to continue involving its employees in the Company’s transition strategy, growth and value sharing. Employee shareholders, within the meaning of Article L. 225-102 of the French Commercial Code and article 11 par. 6 of the Articles of Association of TotalEnergies SE, held 8.09% of TotalEnergies SE’s share capital as of March 31, 2026.

The fifteenth resolution of the Shareholders’ Meeting held on May 23, 2025 granted the Board of Directors (the “Board”) the authority to decide, within a maximum period of 26 months, to carry out one or more capital increases of ordinary shares without preferential subscription rights, not to exceed 1.5% of the share capital at the date of the Board meeting deciding on the operation and reserved to members of a savings plan pursuant to the provisions of Articles L. 225-129 et seq., L. 225-138 and L. 225-138-1 of the French Commercial Code and Articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code.

The Board, pursuant to the above-mentioned authorization, decided during its meeting on September 24, 2025, to carry out, in 2026, a new share capital increase reserved for employees and former employees of the Company pursuant to the following conditions:

●	Maximum number of shares to be offered and total amount of the offer: 18 million shares, i.e., 0.8% of the share capital as of the date of the Board’s decision.
●	Description of the newly issued shares: same category as existing TotalEnergies shares with immediate dividend rights. The rights attached to the newly issued shares are the same as the rights attached to the existing shares of the Corporation, and are described in the Articles of Association of TotalEnergies SE.
●	Listing of the newly issued shares on Euronext and on the NYSE: on the same line as existing TotalEnergies shares (ISIN code FR0000120271 and CUSIP code F92124 100), from their issuance.
●	Share subscription price: equal to price corresponding to the average of the closing prices of the TotalEnergies shares on Euronext over the 20 trading sessions preceding the date of the decision setting the opening date for the subscription period, reduced by a 20% discount, and rounded off to the highest tenth of a euro. The subscription price will be definitively fixed before the beginning of the subscription period.

By delegation of the Board of directors, the Chairman and CEO has, on May 19, 2026:

●	Set the subscription period as follows:

- opening on June 3, 2026

- closing on June 17, 2026 (included)

●	Noted that the subscription price amounts to €62 per share, corresponding to the arithmetic average of the closing prices of the TotalEnergies shares on Euronext Paris over the 20 trading sessions preceding May 19, 2026, reduced by a 20% discount, and rounded off to the highest tenth of a euro.

Egypt: TotalEnergies and EGAS sign a Cooperation Agreement on offshore exploration

On May 13, 2026, TotalEnergies and the Egyptian Natural Gas Holding Company (EGAS) signed a Memorandum of Understanding (MoU) on exploration activities. The MoU covers a large area located in the north-western offshore of Egypt.

The MoU establishes a framework for technical cooperation including preliminary exploration and subsurface evaluation activities.

Syria: TotalEnergies signs a Cooperation Agreement on offshore exploration

On May 12, 2026, TotalEnergies together with its partners QatarEnergy and ConocoPhillips, signed a MoU with the Syrian Petroleum Company (SPC) relating to the exploration of Block 3 offshore Syria in the Mediterranean Sea.

The MoU covers a technical review by the partners of the offshore Block 3 area and establishes a framework for technical and commercial discussions related to exploration activities on this block.

Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026 Conditions of availability of the preparatory documents

On May 6, 2026, Shareholders were invited to participate at the Ordinary and Extraordinary Shareholders’ Meeting of TotalEnergies which was held on Friday May 29, 2026, at 2:00 p.m. at Tour Coupole, 2 place Jean Millier, La Défense 6, 92 400 Courbevoie.

The Shareholders’ Meeting was streamed live in full on the website www.totalenergies.com/investors/shareholders-meetings. All useful information relating to this Meeting was regularly updated on this page of the website.

Shareholders exercised their voting rights before the holding of the Shareholders’ Meeting, either by internet via the secured Votaccess platform, or by returning their postal voting form, or also by giving proxy. The detailed procedures relating to the exercise of the right to vote were specified in the notice of the Shareholders’ Meeting. Shareholders holding their shares through the U.S. Register must refer to the specific information provided in the notice of the Shareholders’ Meeting.

The preliminary notice of the Shareholders’ Meeting and the notice of meeting were published in the French Bulletin des annonces légales obligatoires (BALO) on March 30, 2026 and on May 6, 2026 respectively.

The documents referred to in Article R. 225-83 of the French Commercial Code were made available to Shareholders as from the date of the convening notice for the Meeting in accordance with applicable regulations.

The documents referred to in Article R. 22-10-23 of the French Commercial Code may be consulted and downloaded on the Company’s website: totalenergies.com/Investors/ Shareholders’ meeting/The documents of the Meeting.

TotalEnergies Develops Pangea 5, a Next-Generation Supercomputer That is Expected to Increase its Computing Power Sixfold

On May 6, 2026, TotalEnergies, in collaboration with Dell Technologies and NVIDIA, announced the signing of a contract for the design and installation of Pangea 5, its next high-performance supercomputer. Hosted at the Jean Féger Scientific and Technical Center (CSTJF) in Pau, in the South of France, Pangea 5 is expected to multiply the Company’s computing power by six. It represents an investment of over 100 million euros.

A significant increase in computing power to support TotalEnergies’ projects

With this increase in processing speed, Pangea 5 is expected to:

●	expand the deployment of advanced seismic engineering to enhance the accuracy of subsurface imaging and accelerate exploration to support the Company’s strategy for low-cost and low-emission hydrocarbon production;
●	support R&D uses of AI and meet growing digital needs to optimize computing times and deepen the understanding of complex phenomena like integrated power models.

Controlled Energy Consumption and CO2 Emissions

Pangea 5 is expected to rely on specialized processors, capable of massively parallel computations, offering greater energy efficiency than previous versions. At equal performance, Pangea 5’s energy consumption is expected to be reduced by approximately 40%, and its associated cooling system’s consumption is expected to be cut by a factor of five. The residual heat generated by the supercomputer is expected to be recovered and used to help heat the buildings of the CSTJF, which host more than 2,500 people.

Pangea 5 is expected to be first commissioned in 2027.

Philippines: TotalEnergies and Nextnorth Reach Financial Close and Start Construction of a 440 MW Solar Project

On April 30, 2026, TotalEnergies, together with its partner Nextnorth, a Philippines-based renewable energy developer, announced that they reached financial close and started the construction of a 440 MWp solar power plant. Located in the City of Ilagan, Province of Isabela, the project owned by TotalEnergies (65%) and Nextnorth (35%), is expected to be operational by the end of 2027.

Once operational, it is expected to produce 13.5 TWh over 20 years. More than 50% of the project’s electricity is expected to be sold under long-term offtake agreements with two Retail Electricity Suppliers, AdventEnergy and PrimeRES, supplying commercial and industrial users seeking to decarbonize their operations. The remaining production is expected to be sold to the national grid via its award under Round 4 of the Philippines Government’s Green Energy Auction Program.

With a total cost of approximately $300 million, the project is financed by 3 international banks, Sumitomo Mitsui Banking Corporation (SMBC), ING Bank NV (ING) and Standard Chartered (SCB). It is one of the largest international financing for a solar project in the Philippines to date.

FORWARD-LOOKING STATEMENTS

Disclaimer:

Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the future financial condition, results of operations, business activities and strategy of TotalEnergies, (ii) expectations regarding returns to stockholders, including with respect to the anticipated payment of dividends, the conversion of dividends into U.S. dollars for owners of ordinary shares registered on the U.S. register and the timetable relating to dividends, (iii) plans for future development, such as of offshore wind projects in France, (iv) future investments, including with respect to production and exploration possibilities from such investments, (v) expected construction timelines, (vi) future supply of renewable energy, (vii) expected divestments and their anticipated impact on operations, (viii) expected capacity, completion timelines and results of projects and joint ventures, and (ix) expected energy efficiency, emissions reduction targets and technology deployment. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

Future interim or final annual dividends payments beyond the interim dividend payable on January 5th, 2027 (or January 22nd, 2027, for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Corporation website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.